Algonquin Power & Utilities Corp. Declares Second Quarter 2012 Dividend	EXHIBIT 99.7

OAKVILLE, ON, May 15, 2012 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX:AQN) of Oakville, Ontario announced today that its Directors have declared a dividend on its shares. The dividend is $0.07 per share payable on July 16, 2012 to the shareholders of record on June 29, 2012 for the period from April 1, 2012 to June 30, 2012.

The dividend will be paid in cash or, if a shareholder has enrolled in the shareholder dividend reinvestment plan (“the Plan”), dividends will be reinvested in additional shares (“Plan Shares”) of APUC as per the Plan. Plan Shares will be acquired by way of a Treasury Purchase at the average market price as defined in the Plan less a 5% discount for the second quarter of 2012.

For Canadian resident shareholders, dividends declared are considered as “eligible dividends” for purposes of the dividend tax credit rules contained in the Income Tax Act (Canada).

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.2 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., APUC’s regulated distribution utility business, provides regulated water and electric utility services to more than 120,000 customers with a portfolio of 22 water and electric utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

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For further information: Kelly Castledine Telephone: (905) 465-4500 Algonquin Power & Utilities Corp. 2845 Bristol Circle Oakville, Ontario L6H 7H7

CO: Algonquin Power & Utilities Corp.

CNW 17:06e 15-MAY-12